Mail Stop 3561

September 16, 2008

Mark S. Dodson, Chief Executive Officer
Northwest Natural Gas Company
220 N.W. Second Avenue
Portland, Oregon 97209

      Re: **Northwest Natural Gas Company**
             Annual Report on Form 10-K for the Year Ended December 31, 2007
             Filed February 29, 2008
             Definitive Proxy Statement on Schedule 14A
             Filed April 14, 2008
             Quarterly Report on Form 10-Q for the Period Ended June 30, 2008
             Filed August 6, 2008
             File No. 1-15973

Dear Mr. Dodson:

      We have reviewed your filings and have the following comments. You should comply with the comments in all future filings. Please confirm in writing that you will do so and also explain to us how you intend to comply. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Annual Report on Form 10-K for the Year Ended December 31, 2007

Management's Discussion and Analysis of Financial Condition and Results…, page 27

1. In future filings, please expand this section generally, and your 2008 Outlook subsection in particular, to discuss in greater detail the known material trends, demands, commitments, events, or uncertainties that will have, or are reasonably

likely to have, a material impact on your financial condition, operating performance, revenues, or income, or result in your liquidity decreasing or increasing in any material way. See Item 303 of Regulation S-K and SEC Release No. 33-8350. For example, please expand your discussion on page 28 regarding management's plans and goals in the four areas in which it expects to focus in 2008. More specifically, you state that you plan to incorporate "new technology" into your operations while honing "new processes" established in the recent changes to your "operating model." Please discuss in greater detail the "new technology," "new processes," and the "operating model" to which you refer. As another example, in your Issues, Challenges and Performance Measures subsection on page 28, you state that you believe you have sufficient supplies of natural gas under contract to meet the needs of your core customers, "but price increases could change [y]our earnings outlook and [y]our competitive advantage." Please expand this disclosure to discuss how, if at all, you believe the recent increase in commodity prices will affect you. As a further example, in your Strategic Opportunities subsection on page 29, you state that you are implementing a new integrated information system that you expect will help "facilitate additional business initiatives, as well as help to improve overall operational efficiencies." Please expand this disclosure to discuss the "new integrated information system," the "additional business initiatives," and the "overall operations efficiencies" to which you refer.

Definitive Proxy Statement on Schedule 14A

Transactions With Related Persons, page 17

2. We note that your Audit Committee reviews and approves all related person transactions required to be disclosed pursuant to our rules "for the purpose of determining whether such transactions are in [your] best interest." Also, we note that you have a written policy regarding related person transactions that applies to all of your directors, executive officers, and other associates. In future filings, please describe in greater detail this policy and any other policies and procedures for the review, approval, or ratification of related person transactions. See Item 404(b) of Regulation S-K. The policy required by Item 404(b) should be specific to transactions subject to Item 404(a) of Regulation S-K.

3. In this regard, you state that your written policy designates the Audit Committee with the responsibility of reviewing related person transactions. Also, you state that you are not aware of any transactions entered into since the adoption of the related person transaction policy in December 2006 that did not follow the procedures outlined in the policy. However, in the last paragraph on page 17, you indicate that the entire board, not just the Audit Committee, approved the related person transaction in which you contributed $150,000 to the Oregon Community Foundation. In future filings, please disclose the reason or reasons why the entire board would approve a transaction.

4. We note that your transactions with The Papé Group, Inc. "were arm's length transactions entered into in the ordinary course of business and not material." In future filings, please disclose whether the terms of these and all other related person transactions or agreements in which you have entered were comparable to terms you could have obtained from unaffiliated third parties. Also, if written, please file all related person contracts or agreements as exhibits.

5. In future filings, please disclose whether the hiring and promotion of Ted Smart, the husband of Lea Anne Doolittle, Senior Vice President, was a related person transaction for which approval was needed. If so, please discuss the approval process.

Executive Compensation, page 21

Corporate Performance Goals, page 32

6. In the second-to-last paragraph of page 32, you state that the Organization and Executive Compensation Committee agreed to exclude from your key goals calculations "certain expenses related to specified strategic initiatives that were incurred earlier than scheduled based upon the strong earnings and cash flow outlook for 2007." In future filings, please disclose these expenses to which you refer and discuss the reason or reasons that their timing caused you to exclude them in your calculations.

Quarterly Report on Form 10-Q for the Period Ended June 30, 2008

7. Please comply with the above comments as applicable.

Item 4. Controls and Procedures, page 33

(b) Changes in Internal Control Over Financial Reporting, page 34

8. In this subsection, you describe a change that you made to your internal control over financial reporting during the first half of 2008. In this regard, we note the disclosure in which you state that "[o]ther than as described above, there has been no change in [y]our internal control over financial reporting that occurred during [y]our most recent fiscal quarter…." In future filings, please revise to state clearly, if correct, that there were changes in your internal control over financial reporting that occurred during this quarter that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting. See Item 308(c) of Regulation S-K.

*   *   *   *   *

Please respond to our comments within 10 business days, or tell us by that time when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please contact John Fieldsend, Attorney-Advisor, at (202) 551-3343, Ellie Bavaria, Special Counsel, at (202) 551-3264, or me at (202) 551-3725 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Richelle T. Luther, Secretary
        Northwest Natural Gas Company
        Via Facsimile